Exhibit (a)(6)

SUPPLEMENT TO OFFER TO PURCHASE




DATE:        February 8, 2002

TO:          UNIT HOLDERS OF BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the Offer to Purchase and related Letters of Transmittal previously sent to you (the "Offer"), MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") are offering to purchase all of the Units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership"). The Purchasers have increased the offered purchase price to:

                                  $16 per Unit

 The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees. In considering selling your interest in the Partnership, please also review the following facts:

o In the most recent quarterly report, the General Partners stated that they are continuing to evaluate refinancing and disposition strategies available to the Partnership, due to the maturity of its debt in June of 2002. There is no guarantee that the Partnership will be able to dispose or refinance the properties prior to the maturity of its debt.

o The Partnership Agreement states, "The Partnership will terminate on December 31, 2037, unless the Partnership is sooner dissolved in accordance with the provisions of the Partnership Agreement." If the Partnership is successful in refinancing the properties, there is a possibility that the life of the Partnership could be extended indefinitely within that maximum term. Our offer price provides you with the opportunity to receive a definite amount of money for your Units in a specified time period.

o In a letter sent out to Investors, dated January 10, 2002, the General Partner stated the estimated value per Unit to be approximately $21 as of December 31, 2000. This estimated value was based on an assumed orderly liquidation of the Partnership's assets and does not take into account the lack of liquidity of your Units themselves. Furthermore, the General Partner did not make any estimate of the possible length of time before this estimated value of the Units might actually be realized and any liquidation proceeds could actually be paid to Unit holders.

The Offer has been extended and will now expire on March 18, 2002. The maximum number of Units sought in the Offer has been increased to all outstanding Units and the price has been increased to $16 per Unit. As a result, consummation by the Purchasers of the acquisition of all outstanding Units would require total purchase consideration in the amount of $8 million. The Purchasers and their affiliates have adequate financial resources to satisfy all of their obligations under the offer. In the event the Partnership invokes limitations on transfer under its limited partnership agreement, the offer may be limited to the maximum number of Units which may be acquired in compliance with the Issuer's limited partnership agreement. In particular, according to the Issuer, "The Partnership Agreement imposes certain limitations on the transfer of Units and may restrict, delay or prohibit a transfer primarily if (among other things) . . . the transfer of Units would result in 50% or more of all Units having been transferred by assignment or otherwise within a 12-month period . . ." In the event the Purchasers receive valid tenders of Units in excess of 45% of the outstanding Units prior to the Expiration Date, they will contact the Partnership to determine whether the Partnership intends to invoke the foregoing limitation on transfer. If the Partnership does intend to limit transfers pursuant to this provision, the Purchasers will amend their offer appropriately and provide a minimum of ten business days prior to the Expiration Date.

The Purchasers' objectives in making the offer remain unchanged. The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. A total of 2,800 Units have been tendered to the Purchasers as of the date hereof and not withdrawn. Based on the response to the offer to date and all of the circumstances of the offer, the Purchasers do not believe that the potential effects of the offer have been changed in any material respect from those disclosed in the original offer materials. Notwithstanding the foregoing, the Purchasers will purchase all Units tendered into the offer, subject to the conditions provided in the offer, including the potential limitations on transfer described above.

If you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on red paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) March 18, 2002




                                        2